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VIA EDGAR

June 6, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Karen Rossotto

Re:	Clarion Partners Real Estate Income Fund Inc.

Registration Statement on N-2, File Nos. 333-228963 and 811-23408

Ladies and Gentleman:

On behalf of Clarion Partners Real Estate Income Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment No. 2”) to the above-referenced registration statement on Form N-2 (the “Registration Statement”). Amendment No. 2 includes revisions to the Registration Statement in response to the Staff’s oral comments relating to the Registration Statement received on May 10, 2019 and May 15, 2019 (the “Comments”) and to otherwise update disclosure.

In addition, we are providing the following responses to the Staff’s Comments. To assist your review, we have retyped our record of the Staff’s oral Comments in italics below. Page references in the responses correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Fund.

Securities and Exchange Commission	June 6, 2019

Cover

1.	If the 80% investments test may consist of private commercial real estate, please more clearly define what is meant by “private” commercial real estate.

Response:

The Fund has revised its disclosure on the cover page and elsewhere in response to this comment to clarify that private commercial real estate means commercial real estate that is privately owned.

2.	The Fund considers owning the equity interests of private special purpose vehicles to be owning real estate. Please revise the disclosure to include the response from the prior response letter.

Response:

The Fund has revised its disclosure on the cover page and elsewhere in response to this comment to incorporate the disclosure from the prior response letter.

3.	It is expected that a majority of the Fund’s investments in real estate will be located in the U.S. Please clarify what a majority means.

Response:

The Fund respectfully submits that it considers a majority to mean more than half.

4.

The disclosure states that cash equivalents will not count toward the Fund’s investments in the 80% test unless the cash equivalent is a Publicly Traded Real Estate Security. Please provide an example of how a cash equivalent can be a Publicly Traded Real Estate Security.

Response:

The Fund has revised its disclosure on the cover page in response to this comment to clarify that a cash equivalent would not be considered a Publicly Traded Real Estate Security and would not count toward the Fund’s 80% test.

5.	We note the cover references types of Private CRE the Fund may invest in, including “other private real estate investments.” Please disclose the Fund’s principal strategies up front on the cover.

Response:

The Fund respectfully submits that the types of Private CRE specifically referenced on the cover page includes a comprehensive list of direct real estate investments. Accordingly, the Fund has revised the disclosure on the cover page to remove the reference to “other private real estate investments”.

Securities and Exchange Commission	June 6, 2019

6.	Please clarify what Private CRE is.

Response:

The Fund has revised its disclosure on the cover page and elsewhere in response to this comment to clarify that private commercial real estate is commercial real estate that is privately owned.

7.	Please clarify the terms “real estate-related company” and “real estate-related investment company”. Please clarify what real estate-related means in the disclosure.

Response:

The Fund has revised its disclosure on the cover page and elsewhere in response to this comment to clarify that the Fund considers real estate-related investment companies to be investment companies that primarily invest in real estate or activities relating to the ownership, construction, financing, management, servicing or sale of such real estate. The Fund has also revised its disclosure on the cover page and elsewhere to clarify that it does not intend to invest in real estate-related companies.

8.	Please revise the disclosure regarding recourse and non-recourse debt to make clearer.

Response:

The Fund has revised its disclosure on the cover page and elsewhere in response to this comment.

9.	Please break out the last bullet into two bullets to highlight that there is no assurance that repurchases will occur.

Response:

The Fund has revised its disclosure on the cover page in response to this comment.

10.	The disclosure says Clarion Partners may make investments in Private CRE. Consider whether you should say “the Fund” instead.

Response:

The Fund has revised its disclosure on page 2 in response to this comment.

11.	The disclosure states that the fund will invest in “other geographies (such as Europe).” Please confirm whether European investments is a principal strategy.

Response:

The Fund notes that it intends to invest primarily in the United States and investing in Europe is not a principal strategy. The Fund has revised its disclosure on page 2 to replace the reference to Europe with non-U.S. geographies generally. The Fund’s disclosure notes that to the extent the Fund invests in Private CRE equity and debt investments outside of the United States, it intends to do so in developed countries and not emerging markets.

Securities and Exchange Commission	June 6, 2019

12.

Please remove the reference to “portfolio diversification” in the following sentence: “However, Clarion Partners (as defined below) may make investments in Private CRE with other characteristics (such as properties that are not well leased and generally require significant capital improvements, restructuring and/or repositioning) or other geographies (such as Europe), if Clarion Partners believes that such investments have the potential to enhance portfolio diversification or investment returns.”

Response:

The Fund has removed the referenced disclosure.

13.	Please clarify “across the capitalization structure” in plain English.

Response:

The Fund has revised its disclosure on page 2 in response to this comment to clarify that the Fund intends to make both equity and debt investments.

14.	What examples are there of “other direct real estate investments” other than the ones listed? If there are other examples, this language is acceptable.

Response:

The Fund respectfully submits that the types of Private CRE specifically referenced on page 2 is a comprehensive list of direct real estate investments. Accordingly, the Fund has revised the disclosure on the cover page to remove the reference to “other private real estate investments”.

15.	Please clarify what is meant by “active sector rotation.”

Response:

The Fund has revised its disclosure on page 7-8 in response to this comment to clarify that sector rotation refers to an investment management technique whereby assets are shifted from one sector or sub-sector of the real estate market to another seeking to capitalize on the most attractive risk and liquidity adjusted returns.

16.	Please revise the property level debt sentence to make it more readable.

Response:

The Fund has revised its disclosure on page 9 in response to this comment.

Securities and Exchange Commission	June 6, 2019

17.	Please revise the sentence about the 8.75% limit to make it more readable.

Response:

The Fund has revised its disclosure on page 14 in response to this comment.

18.	The mezzanine loan risk definition is clearer than the previous descriptions. Consider using this definition earlier in the prospectus.

Response:

The Fund has revised its disclosure in response to this comment to clarify that mezzanine debt are a subordinated loan secured by a pledge of the ownership interests of the entity owning the real property.

19.	Please add disclosure that junk bonds are “inherently speculative”.

Response:

The Fund has revised its disclosure on page 20 and elsewhere in response to this comment.

20.	Please remove reference to “diversification” in the following sentence:

“The Fund believes that its ability to acquire Publicly Traded Real Estate Securities in conjunction with acquiring a diverse portfolio of Private CRE may afford the Fund additional liquidity and diversification, which provides greater financial flexibility and discretion to construct an investment portfolio designed to achieve the Fund’s investment objective.”

Response:

The Fund has removed the referenced disclosure.

21.	Please confirm whether derivatives can be included in the 80% test. If derivatives can be used in the 80% test please confirm in the disclosure that the Fund will use market value and not notional.

Response:

The Fund has revised its disclosure on page 35 in response to this comment to confirm that to the extent it includes derivatives in the 80% test the Fund will use the market value, and not the notional value, of any derivatives used for purposes of the 80% test.

Securities and Exchange Commission	June 6, 2019

*        *        *         *        *        *        *        *

Please note that we have included certain changes to Amendment No. 2 other than those in response to the Staff’s comments.

Please do not hesitate to call me at (202) 636-5500 or Benjamin Wells (212) 455-2516 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,
/s/ David W. Blass
David W. Blass

cc:	Benjamin Wells, Simpson Thacher &

Bartlett LLP

George Hoyt, Legg Mason